Condensed Consolidated Interim Financial Statements
(Expressed in Thousands of United States Dollars)

TAHOE RESOURCES INC.

(Unaudited)

Three Months Ended March 31, 2013 and 2012

Condensed Consolidated Balance Sheets (Unaudited) (Expressed in Thousands of United States Dollars)

		March 31,	December 31,
	Notes	2013	2012
Assets
Current assets:
Cash and cash equivalents	(13)	$107,151	$164,561
Inventories		1,374	842
Other current assets		571	867
		109,096	166,270
Non-current assets:
Mineral property, land, plant	(4)	710,954	679,326
and equipment
Deposits		7,965	7,347
Total Assets		$828,015	$852,943

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	(7)	$15,094	$16,925
		15,094	16,925
Non-current liabilities:
Share appreciation rights liability	(6)	495	481
Other non-current liabilities		738	549
Reclamation provision	(5)	3,691	3,691
Total Liabilities		20,018	21,646

Shareholders’ equity:
Share capital		990,850	988,081
Reserve		12,651	13,845
Deficit		(195,504)	(170,629)
Total Shareholders' Equity		807,997	831,297
Total Liabilities and Shareholders' Equity		$828,015	$852,943

See accompanying notes to condensed consolidated financial statements.

APPROVED BY THE DIRECTORS

“Dan Rovig”	“Kevin McArthur”
Dan Rovig	Kevin McArthur
Director	Director and Chief Executive Officer

May 9, 2013	1

Condensed Consolidated Statement of Operations and Comprehensive Loss (Unaudited) (Expressed in Thousands of United States Dollars except share and per share information)

		Three Months Ended
		March 31,	March 31,
	Notes	2013	2012
Operating Expenses:
Escobal project expenses	(8)	$18,987	$17,941
Exploration	(9)	1,255	2,819
General and administrative expenses	(10)	4,722	4,826
Operating loss		(24,964)	(25,586)
Other Income and expenses:
Gain on foreign exchange		37	4,026
Interest income and other income (expenses)		52	584
Loss before income tax		(24,875)	(20,976)
Income tax expense		-	-
Loss for the period		(24,875)	(20,976)
Other comprehensive loss		-	-
Comprehensive income loss		$(24,875)	$(20,976)
Loss per share:
Basic loss per share		$(0.17)	$(0.15)
Diluted loss per share		(0.17)	(0.15)
Weighted average number of shares outstanding		145,602,450	143,456,606

See accompanying notes to condensed consolidated interim financial statements.

May 9, 2013	2

Condensed Consolidated Statements of Cash Flows (Unaudited) (Expressed in Thousands of United States Dollars, Except Share and per Share Information)

		Three Months Ended

		March 31,	March 31,
	Notes	2013	2012
Cash provided by (used in):
Operations:
Loss for the period		$(24,875)	$(20,976)
Items not involving cash:
Depreciation		2,748	1,318
Share based payments	(6)	1,557	3,003
Unrealized foreign exchange gain		(37)	(4,026)
Interest income		(61)	(562)
Changes in non-cash working capital and other:
Inventories		(532)	-
Other current assets		296	(581)
Accounts payable and accrued liabilities		(7,110)	(2,000)
		(28,014)	(23,824)
Investing:
Interest received		61	562
Land acquisitions	(4)	-	(287)
Plant and equipment additions	(4)	(28,954)	(16,427)
Decrease (Increase) in deposits		(618)	4,335
		(29,511)	(11,817)
Financing:
Proceeds from issuance of common shares on exercise of underwriter warrants and stock options		78	234
		78	234
Effect of exchange rates on cash and cash equivalents		37	4,026
Decrease in cash and equivalents		(57,410)	(31,381)
Cash and cash equivalents, beginning of period		164,561	349,837
Cash and cash equivalents, end of period		$107,151	$318,456

See accompanying notes to condensed consolidated interim financial statements.

May 9, 2013	3

Condensed Consolidated Statement of Changes in Equity (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information) March 31, 2013

		Number of	Share
	Notes	Shares	Capital	Reserv es	Deficit	Total

Balance December 31, 2011		143,427,057	$972,569	$16,261	$(77,176)	$911,654
Shares issued for cash:
Exercise of stock options	(6)	36,463	320	(85)	-	235
Shares issued under DSA compensation plan	(6)	52,000	937	(937)	-	-
Share based payments	(6)	-	-	2,288	-	2,288
Total comprehensiv e loss for the period		-	-	-	(20,976)	(20,976)
Balance March 31, 2012		143,515,520	973,826	17,527	(98,152)	$893,201
Underwriters warrants exercised at
CAN$6.00 per share		561,440	4,391	(1,133)	-	3,258
Exercise of stock options		231,244	2,177	(648)	-	1,529
Shares issued under RSA compensation plan		35,000	635	-	-	635

Shares issued under DSA compensation plan		1,222,000	7,052	(7,052)	-	-
Share based payments		-	-	5,151	-	5,151
Total comprehensiv e loss for the period		-	-	-	(72,477)	(72,477)
Balance December 31, 2012		145,565,204	988,081	13,845	(170,629)	$831,297

Shares issued under DSA compensation plan	(6)	131,666	2,648	(2,648)	-	-
Shares issued for cash:
Exercise of stock options	(6)	7,000	121	(43)	-	78
Share based payments	(6)	-	-	1,497	-	1,497
Total comprehensiv e loss for the period		-	-	-	(24,875)	(24,875)

Balance March 31, 2013		145,703,870	$990,850	$12,651	$(195,504)	$807,997

See accompanying notes to condensed consolidated interim financial statements.

May 9, 2013	4

Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2013 and 2012

1.	Operations:

Tahoe Resources Inc. was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. These condensed consolidated interim financial statements include the accounts of Tahoe Resource Inc. and its subsidiaries (together referred to as the “Company”). Its principal business activity is the acquisition, exploration and development of mineral properties in the Americas for the mining of precious metals.

The Company’s registered office is at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7, Canada.

2.	Significant accounting policies:

(a) Basis of presentation:

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting (“IAS”) Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should therefore be read in conjunction with the Company's annual consolidated financial statements and the notes thereto for the year ended December 31, 2012.

These condensed consolidated interim financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Company's annual consolidated financial statements for the year ended December 31, 2012.

The Board of Directors authorized issuance of the condensed consolidated interim financial statements on May 9, 2013.

(b) New standards and interpretations not yet adopted:

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the period ended March 31, 2013, and have not been applied in preparing these condensed consolidated interim financial statements. None of these standards are expected to have a significant effect on the condensed consolidated interim financial statements of the Company.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements have been prepared on the basis of all IFRS and interpretations effective as at March 31, 2013.

May 9, 2013	5

Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2013 and 2012

The following standards were applied for periods beginning on or after January 1, 2013 and have no effect on our financial performance:

  IFRS 7, Financial Instruments: Disclosures (amended 2011)

  IFRS 10, Consolidated Financial Statements

  IFRS 11, Joint Arrangements

  IFRS 12, Disclosure of Interests in Other Entities

  IFRS 13, Fair Value Measurement

  IAS 19, Employee Benefits (amended 2011)

  IAS 27, Separate Financial Statements (amended 2011)

  IAS 28, Investments in Associates (amended 2011)

  IFRIC 20, Stripping Costs in the Production Phase of a Mine (amended 2011)

The Company has not applied the following revised or new IFRS that have been issued but are not yet effective at March 31, 2013:

  Amendments to IAS 32, Financial Instruments: Presentation (effective for annual periods beginning on or after January 1, 2014) clarifies the application of the offsetting rules and requires additional disclosure on financial instruments subject to netting arrangements.

  IFRS 9, Financial Instruments (effective January 1, 2015) introduces new requirements for the classification and measurement of financial assets and liabilities.

The Company is currently assessing the impact that these new accounting standards will have on the consolidated financial statements.

3.	Capital management:

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. The capital structure of the Company consists of common equity, comprising share capital and reserves, net of accumulated deficit.

There were no changes in the Company’s approach to capital management during the quarter.

The Company is not subject to any externally imposed capital requirements.

May 9, 2013	6

Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2013 and 2012

4.	Mineral property, land, plant and equipment:

	Plant and	Mineral		Construction in
	equipment	Property	Land	Progress	Total
Cost
Balance at December 31, 2011	$17,123	$500,194	$26,991	$20,124	$564,432
Additions	23,183	3,668	320	95,823	122,994
Disposals	(20)	-	-	-	(20)
Balance at December 31, 2012	40,286	503,862	27,311	115,947	687,406
Additions	4,395	-	-	29,981	34,376
Disposals	-	-	-	-	-
Balance at March 31, 2013	$44,681	$503,862	$27,311	$145,928	$721,782

Accumulated Depreciation

Balance at December 31, 2011	$(1,216)	$-	$-	$-	$(1,216)
Additions	(6,869)	-	-	-	(6,869)
Disposals	5	-	-	-	5
Balance at December 31, 2012	(8,080)	-	-	-	(8,080)
Additions	(2,748)	-	-	-	(2,748)
Disposals	-	-	-	-	-
Balance at March 31, 2013	$(10,828)	$-	$-	$-	$(10,828)

Carrying Amounts

Balance at December 31, 2012	$32,206	$503,862	$27,311	$115,947	$679,326

Balance at March 31, 2013	$33,853	$503,862	$27,311	$145,928	$710,954

5.	Reclamation provision:

The Company’s environmental permit requires that it reclaim any land it disturbs during mine development, construction and operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated, with third-party assistance, the present value of the future reclamation obligation arising from its activities to March 31, 2013 to be $3,691 (December 31, 2012 - $3,691). The present value of the future reclamation obligation assumes a discount rate of 2.30%, an inflation rate of 2.87%, an undiscounted amount to settle the obligation of $5,689, and the commencement of reclamation activities in 18 years. Accretion expenses during the three months ended March 31, 2013 was less than $0.1

	March 31,	December 31,
	2013	2012
Balance, beginning of period	$3,691	$-
Liabilities incurred in the period	-	3,668
Accretion expense	-	23
Balance, end of period	$3,691	$3,691

May 9, 2013	7

Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2013 and 2012

6.	Share-based payments:

Description of the share-based compensation arrangements

The Company’s equity compensation plans are designed to attract and retain individuals and to reward them for current and expected future performance. At March 31, 2013 and 2012, the Company has the following share-based payment arrangements:

Share Plan Options (equity settled options)

The Company has established a Share Plan program that entitles key management personnel, senior employees, and consultants to purchase shares in the Company. Under the terms of this program, options are exercisable at the market close price of the shares on the day prior to the date of grant. The options vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors.

The number and weighted average exercise price of share options at March 31, 2013 and December 31, 2012 is as follows:

	Weighted average	Number of
	exercise price CAN$	options
Outstanding at December 31, 2011	8.84	2,689,500
Granted	20.34	135,000
Exercised	6.85	(267,707)
Forfeited	14.65	(22,000)
Outstanding at December 31, 2012	9.20	2,534,793
Granted	16.34	573,000
Exercised	11.15	(7,000)
Outstanding at March 31, 2013	10.85	3,100,793

The following table summarizes information about share options outstanding and exercisable at March 31, 2013.

			Weighted	Weighted		Weighted	Weighted
			Average	Average	Exercisable	Average	Average
Grant	Expiry	Outstanding at	Exercise	Remaining	at March	Exercise	Remaining
Date	date	March 31, 2013	Price CAN$	Life	31, 2013	Price CAN$	Life
Jun-10	Jun-15	1,727,793	6.40	2.19	1,727,793	6.40	2.19
Nov -10	Nov -15	195,000	11.15	2.61	195,000	11.15	2.61
Dec-10	Dec-15	50,000	14.80	2.69	50,000	14.80	2.69
Mar-11	Mar-16	333,000	17.56	2.93	222,000	17.56	2.93
May-11	May-16	87,000	19.74	3.09	29,000	19.74	3.09
Jan-12	Jan-17	12,000	18.77	3.78	4,000	18.77	3.78
Mar-12	Mar-17	69,000	21.68	3.94	23,000	21.68	3.94
May-12	May-17	12,000	17.04	4.41	-	-	-
Nov -12	Nov -17	30,000	20.10	4.62	-	-	-
Nov -12	Nov -17	12,000	18.14	4.64	-	-	-
Mar-13	Mar-18	573,000	16.34	4.94	-	-	-
		3,100,793	10.85	2.92	2,250,793	8.45	2.35

May 9, 2013	8

Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2013 and 2012

6.	Share-based payments (continued):

The following table outlines share options granted to key management personnel, senior employees, and consultants, during the three months ended March 31, 2013 and 2012. These share options vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary. These options expire five years after the grant date.

Grant Date	Options Granted	CAN$	First Vest Date	Expiry Date
March 7, 2013	573,000	$16.34	March 7, 2014	March 7, 2018

During the three months ended March 31, 2013, 7,000 stock options were exercised and the cash proceeds received were $78.

During the three months ended March 31, 2012, 36,463 stock options were exercised and the cash proceeds received were $234.

For the three months ended March 31, 2013 and 2012, the Company has recorded $619 and $787, respectively, of compensation expense relating to the Share Plan Options.

Share Plan Awards (equity-settled awards)

The Share Plan permits DSAs and RSAs to be issued to key management personnel, senior employees and directors. Under the Share Plan, key management personnel, senior employees and directors are issued shares in the Company at no exercise price. The DSAs vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors. Under the Share Plan, DSAs entitle the holder upon vesting to a common share at no exercise price. Compensation cost for DSAs and RSAs is measured based on the closing price of the stock one day prior to the grant date.

The DSAs vesting conditions are in three equal tranches beginning on the first anniversary year of the grant date. The RSAs vest immediately on the grant date.

The number of share awards as at March 31, 2013 and 2012 is as follows:

Number of share awards
Outstanding at December 31, 2011	1,420,000
Granted	259,000
Shares issued	(1,309,000)
Outstanding at December 31, 2012	370,000
Granted	15,000
Shares issued	(131,666)
Outstanding at March 31, 2013	253,334

May 9, 2013	9

Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2013 and 2012

6.	Share-based payments (continued):

The following table outlines DSAs and RSAs granted to key management personnel, senior employees, and consultants, during the three months ended March 31, 2013 and 2012. The DSAs vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary. The first tranche of the DSAs granted on March 7, 2013 vested immediately on the grant date and the respective shares were issued on the same date.

Grant Date	Shares Granted	DSAs/RSAs	CAN$	First Vest Date
March 7, 2013	15,000	DSAs	$16.34	March 7, 2013

During the three months ended March 31, 2013, 131,666 DSAs vested and the shares were issued to the recipients under the provisions of the Share Plan and $2,648 was transferred to share capital from share based payments reserve.

During the three months ended March 31, 2012, 52,000 DSAs vested and the shares were issued to the recipients under the provisions of the Share Plan and $937 was transferred to share capital from share based payments reserve.

During the three months ended March 31, 2013 and 2012, the Company has recorded $878 and $1,503, respectively, of compensation expense relating to DSAs and RSAs.

SARs (cash-settled)

The Company grants SARs to employees that entitle the employees to a cash payment. The amount of the cash payment is determined based on the difference between the strike price and the share price of the Company at the closing price on the exercise date.

During the three months ended March 31, 2013 and 2012, the Company awarded (Nil) and 40,000 SARs, respectively, to employees. The SARs have a term of five years from the award date and vest in five equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary of the grant date. Prior to settlement, unvested and vested SARs are valued using the Black-Scholes Model.

Number of SARs
Outstanding at December 31, 2011	301,200
Issued	60,000
Exercised	(19,275)
Cancelled	(15,000)
Outstanding at December 31, 2012	326,925
Issued	-
Exercised	(6,500)
Cancelled	-
Outstanding at March 31, 2013	320,425

Exercisable on March 31, 2012	98,300
Exercisable on March 31, 2013	131,925

May 9, 2013	10

Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2013 and 2012

6.	Share-based payments (continued):

At March 31, 2013 and 2012, vested SARs had a weighted averaged intrinsic value of CAN$8.14 and CAN$12.06 per share, respectively.

At March 31, 2013 and December 31, 2012, the Company recognized SARs short-term liability of $2,286 and $2,322 and long-term liability of $495 and $481, respectively.

During the three months ended March 31, 2013 and 2012, the Company has recorded ($20) and $713, respectively, in compensation expenses.

Additional SARs information is as follows:

	Grant
	Price	Number	Exercised/
Grant Date	CAN$	Issued	Cancelled	Remaining	Vested	Exercisable
2010	6.40	257,000	(54,075)	202,925	112,925	112,925
January 17, 2011	13.74	15,000	(15,000)	-	-	-
February 1, 2011	13.54	20,000	-	20,000	12,000	12,000
July 1, 2011	18.00	27,500	-	27,500	11,000	-
October 3, 2011	15.10	10,000	-	10,000	4,000	4,000
January 19, 2012	19.85	20,000	-	20,000	8,000	-
April 5, 2012	20.55	10,000	-	10,000	2,000	-
May 21, 2012	16.57	10,000	-	10,000	2,000	2,000
July 16, 2012	12.87	5,000	-	5,000	1,000	1,000
October 16, 2012	20.45	10,000	-	10,000	2,000	-
November 12, 2012	19.93	5,000	-	5,000	1,000	-
March 31, 2013		389,500	(69,075)	320,425	155,925	131,925

Inputs for measurement of grant date fair values

The grant date fair values of share options were measured based on the Black-Scholes Model. Due to the lack of historic information, the expected volatility was estimated by considering the historic average share price volatility from another company with similar assets.

The fair value of SARs (cash settled) has been re-measured at March 31, 2013. Expected volatility, interest rate and share price have been updated; changes in the fair value are recognized in profit or loss during the period.

May 9, 2013	11

Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2013 and 2012

6.	Share-based payments (continued):

The inputs used in the measurement of the fair values (CAN) of the share-based payment plan are the following:

Fair Value at the grant date:

Fair value of share options	Share Option Program		SARs
and assumptions	(equity-settled)		(cash-settled)
(Weighted Average)	2013	2012	2013	2012
Share price at grant date	$16.34	$21.50	-	$18.99
Exercise price	$16.46	$21.25	-	$19.85
Expected volatility	49%	55%	-	54%
Expected life of options	3.60	5	-	5
Expected dividend yield	-	-	-	-
Risk-free interest rate	1.21%	1.54%	-	1.57%
Fair value at grant date	$6.11	$10.38	-	$10.39

The inputs used in the measurement of the fair value of the SARs at March 31, 2013 and 2012 are the following:

Fair value of SARs and assumptions	SARs (cash-settled)
(Weighted Average)	2013	2012
Share price	$17.87	$21.02
Exercise price	$10.70	$9.47
Expected volatility	54%	54%
Expected life of options	2.84	3.82
Expected dividend yield	-	-
Risk-free interest rate	1.20%	1.57%
Fair value	$10.22	$14.16

7.	Accounts payable and accrued liabilities:

	March 31,	December 31,
	2013	2012
Accounts payable and accrued liabilities	$11,617	$12,734
Accrued payroll and related benefits	1,191	1,869
Share appreciation rights, current portion (note 6)	2,286	2,322
	$15,094	$16,925

May 9, 2013	12

Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2013 and 2012

8.	Escobal project expenses:

	Three Months Ended
	March 31,	March 31,
	2013	2012
Salaries, wages and benefits	$2,776	$1,698
Share based compensation	172	676
General site infrastructure	-	6,304
Mine infrastructure	8,609	5,834
Engineering and design	1,562	566
Mine administration	2,814	1,321
Environmental expenses	173	114
Sustainable development	231	110
Depreciation	2,650	1,318
	$18,987	$17,941

9.	Exploration:

	Three Months Ended
	March 31,	March 31,
	2013	2012
Salaries, wages and benefits	$274	$358
Drilling	776	1,978
Assays	40	140
Other field supplies	165	343
	$1,255	$2,819

10.	General and administration expenses:

	Three Months Ended
	March 31,	March 31,
	2013	2012
Salaries, wages and benefits	$2,123	$1,448
Share based payments	1,304	2,327
Other general & administrative expenses	1,197	1,051
Depreciation	98	-
	$4,722	$4,826

11.	Subsidiaries:

	Incorporated	Place of	Ownership	Principal
Name of Subsidiary	/Acquired	Incorporation	Percentage	Activity
Tahoe Resources USA Inc.	2-Feb-10	Nevada, USA	100%	Services
Tahoe Swiss AG	20-May-10	Switzerland	100%	Services
Escobal Resources Holding Limited	8-Jun-10	Barbados	100%	Services
Minera San Rafael, S.A.	8-Jun-10	Guatemala	100%	Operations

May 9, 2013	13

Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2013 and 2012

12.	Segment information:

The Company conducts its business as a single operating segment, being the principal business activity the acquisition, exploration and development of mineral properties in the Americas for the mining of precious metals. All mineral properties, land, plant and equipment are situated in Guatemala. Substantially all of the cash and cash equivalents are situated in Canada.

13.	Financial risk management

Financial Risk

The Company’s financial liabilities at March 31, 2013 and December 31, 2012 includes accounts payable and accrued liabilities all of which are due within 12 months or less. The long-term liability consists of the SARS long-term portion, severance and reclamation provision.

			Over	March 31,	December 31,
	1 year	2-5 years	5 years	2013	2012
Accounts payable and accrued liabilities	$15,094	$-	$-	$15,094	$16,925
Lease agreements for rental of office
facilities and services	7,116	713	-	7,829	891
Commitment to purchase equipment, services, materials and supplies	51,667		-	51,667	65,366
Other long-term liabilities	-	1,233	-	1,233	1,030
Reclamation and closure cost obligations	-	-	3,691	3,691	3,691
Total	$73,877	$1,946	$3,691	$79,514	$87,903

As at March 31, 2013, the Company has outstanding commitments to purchase equipment, services, materials and supplies as follows:

March 31,
2013
Plant construction and equipment	$51,465
Services and others	171
Business system implementation	31
Total commitments	$51,667

Fair Value of Financial Instruments
Fair value (FV) estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 to 3 based upon the degree to which the fair value is observable.

May 9, 2013	14

Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2013 and 2012

13.	Financial risk management (continued):

  Level 1 – inputs to the valuation methodology are quoted (adjusted) for identical assets or liabilities in active markets.

  Level 2 – inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

  Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

At March 31, 2013, the levels in the FV hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the balance sheet at the fair value are categorized as follows:

Financial assets (liabilities) at fair value as at March 31, 2013
	Level 1	Level 2	Level 3	Total
Current Portion of SARs	$-	$(2,286)	$-	$(2,286)
Non-current Portion of SARs	-	(495)	-	(495)
	$-	$(2,781)	$-	$(2,781)

Financial assets (liabilities) at fair value as at December 31, 2012
	Level 1	Level 2	Level 3	Total
Current Portion of SARs	$-	$(2,322)	$-	$(2,322)
Non-current Portion of SARs	-	(481)	-	(481)
	$-	$(2,803)	$-	$(2,803)

At March 31, 2013, there were no financial assets and liabilities measured and recognized at FV on a non-recurring basis.

There were no transfers between level 1 and level 2 during the three months ended March 31, 2013.

Valuation Methodologies for level 2 financial assets and liabilities

SARs
The Company’s unrealized gains and losses on SARs are valued using observables inputs and as such are classified as level 2 of the fair market value hierarchy. SARs are classified and accounted for as a financial liability at FV with changes in fair value included in net losses. The FV of SARs is determined using the Black-Scholes Model as described in note 6.

At March 31, 2013 the carrying amounts of other financial assets and liabilities are considered to approximate their FV due to the short term nature of the instruments.

May 9, 2013	15

Notes to Condensed Consolidated Interim Financial Statements (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information) Three Months Ended March 31, 2013 and 2012

Foreign Exchange Risk
The Company is exposed to currency risk on cash and cash equivalents and accounts payable that are denominated in a currency other than the respective functional currency of Company entities which is the US$. To minimize risk, the Company’s funds are kept in highly liquid instruments such as commercial paper and time deposits. The Company also contracts for goods and services mainly in US$ currency. At March 31, 2013, the Company had converted substantially all of CAN$ to US$ to minimize exchange rate risk during the construction period.

	March 31,	December 31,
	2013	2013
Cash and cash equivalents in US$	$106,271	$163,518
Cash in CAN$	237	458
Cash in other currencies	643	585
Total Cash and Cash Equivalents	$107,151	$164,561

Cash and cash equivalents comprise cash balances and deposits with maturities of 90 days or less and Guarantee Investment Certificates (GICs) callable on demand.

	March 31,	December 31,
Cash and Cash Equivalents	2013	2012
Cash	$88,128	$146,585
Cash equivalents	19,023	17,975
Total Cash and Cash Equivalents	$107,151	$164,561

Interest Rate Risk
At the reporting date, the Company’s interest-bearing financial instruments are related to cash and cash equivalents only.

14.	Subsequent Events

The Escobal exploitation license was received from Guatemala’s Ministry of Energy and Mines (“MEM”) on April 3, 2013. The exploitation license is the final permit required for the project. The permit has a 25 year term with an extension for a second 25 year term upon application. Commencing April 1, 2013 certain development costs which have been expensed in prior periods will hereafter be capitalized under IFRS rules.

On April 16, 2013, the Company executed a voluntary royalty agreement (“Escobal Royalty Agreement”) that provides for an additional 4% Net Smelter Revenue (“NSR”) royalty in addition to the 1% royalty mandated in the Guatemalan Mining Law. Under the Escobal Royalty Agreement, one percent of the voluntary royalty will benefit an expanded zone of regional municipalities in Santa Rosa and Jalapa.

May 9, 2013	16